FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

August 22, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        NoX

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.	Press Release dated August 16, 2005, entitled, "Telefónica CTC Chile to Host Investor Event at the NYSE."

Item 1

FOR IMMEDIATE RELEASE

TELEFONICA CTC CHILE TO HOST INVESTOR EVENT AT THE NYSE

Santiago, Chile, August 16, 2005 - On August 26, 2005, Telefonica CTC Chile (NYSE: CTC) will host a luncheon at the New York Stock Exchange to commemorate its 15 years on the New York Stock Exchange and its 125-year anniversary.

The event will be hosted by Mr. Bruno Philippi, Chairman, and Mr. Julio Covarrubias, Chief Financial Officer and will be attended by other key members of the Board of Directors and management team.

The Company, joined by guests of honor Nicolas Massú and Fernando González, the 2004 Olympic gold medalists for tennis, will ring the closing bell that afternoon.

The event will take place from 12pm to 2pm and is by invitation only. Space is limited. Those interested in attending the event must contact Melanie Carpenter of i-advize Corporate Communications at (212) 406-3692 or via email at ctc@i-advize.com.

Presentations will be available on the Internet at www.telefonicactcchile.cl following the event.

***

COMPANY DESCRIPTION
Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services, throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

For further information, please visit www.telefonicactcchile.cl or contact:

Telefónica CTC Chile
Sofia Chellew - Verónica Gaete
M.José Rodríguez - Florencia Acosta
Tel: 562-691-3867, email: schelle@ctc.cl, vgaete@ctc.cl, mjrodri@ctc.cl, macosta@ctc.cl

-or-

i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: ctc@i-advize.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 22, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By:/s/ Julio Covarrubias F.

Name:Julio Covarrubias F.
Title:Chief Financial Officer